Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

June 23, 2022

Confidential

Draft Registration Statement

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974) Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s Class A ordinary shares, par value US$0.000005 per share, in connection with the proposed business combination involving the Company and COVA Acquisition Corp. (“COVA”), a company organized under the laws of the Cayman Islands, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Securities and Exchange Commission

June 23, 2022

Financial Statements

The Company has included in this submission (i) the audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2021, (ii) the audited financial statements of COVA as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, (iii) the unaudited financial statements of COVA as of March 31, 2022 and for the three months ended March 31, 2022 and 2021, and (iv) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of COVA and the Company.

*     *     *

Securities and Exchange Commission

June 23, 2022

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Xiaogang Chen, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP